                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                       PERICOM SEMICONDUCTOR CORPORATION
                       ---------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                  713831 10 5
                                  ------------
                                 (CUSIP Number)


  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                         (Continued on following pages)


                               Page 1 of 5 Pages

CUSIP No. 713831 10 5                 13G                      Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tay Thiam Song
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]

                                                        (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
--------------------------------------------------------------------------------
                       5  SOLE VOTING POWER
    NUMBER OF             420,000
      SHARES         -----------------------------------------------------------
   BENEFICIALLY        6  SHARED VOTING POWER
     OWNED BY             342,500
       EACH          -----------------------------------------------------------
    REPORTING          7  SOLE DISPOSITIVE POWER
   PERSON WITH            420,000
                     -----------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER
                          342,500
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     762,500
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.12%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

Schedule 13G                                                   Page 3 of 5 Pages
Tay Thiam Song

Item 1.

  (a)  Name of Issuer:  Pericom Semiconductor Corporation

  (b)  Address of Issuer's Principal Executive Offices:

       2380 Bering Drive
       San Jose, CA 95131

Item 2.

  (a)  Name of Person Filing:

       Tay Thiam Song

  (b)  Address of Principal Business Office or, if none, Residence:

       16 Linden Drive
       Singapore 2288691


  (c)  Citizenship:  Singapore

  (d)  Title of Class of Securities:  Common Stock

  (e)  CUSIP Number:  713831105

Item 3.

  Not applicable.

Item 4.  Ownership

  (a)  Amount Beneficially Owned:

       762,500 shares, as of December 31, 1998. Includes: (i) 15,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of December 31, 1998; and (ii) 342,500 shares held by Chye Seng Tannery (Pte) Ltd. of which Mr. Tay is Executive Director. Mr. Tay disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Schedule 13G                                                   Page 4 of 5 Pages
Tay Thiam Song


  (b)  Percent of Class:  8.12%, as of December 31, 1998.

  (c)  Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

               420,000

         (ii)  shared power to vote or to direct the vote:

               342,500

         (iii) sole power to dispose or to direct the disposition of:

               420,000

         (iv)  shared power to dispose or to direct the disposition of:

               342,500

Item 5.  Ownership of Five Percent or Less of a Class

  Not applicable.

Item 6.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not Applicable.

Item 8.  Identification and Classification of Members of the Group

  Not applicable.

Item 9.  Notice of Dissolution of the Group

  Not applicable.

Item 10. Certification

  Not applicable.

Schedule 13G                                                   Page 5 of 5 Pages
Tay Thiam Song


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date:  February 11, 1999

                                  /s/ Tay Thiam Song
                                ---------------------------
                                Tay Thiam Song